Exhibit 99.1

Pembina Pipeline Corporation Announces Conversion Results for Series 1 Preferred Shares

CALGARY, Nov. 16, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA) announced today that none of Pembina's Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 1 ("Series 1 Shares") will be converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 2 of Pembina ("Series 2 Shares") on December 1, 2018.

After taking into account all conversion notices received from holders of its outstanding Series 1 Shares by the November 16, 2018 deadline for the conversion of the Series 1 Shares into Series 2 Shares, less than the 1,000,000 Series 2 Shares required to give effect to conversions into Series 2 Shares were tendered for conversion.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

  Preserve value by providing safe, environmentally conscious, cost-effective and reliable services;
  Diversify by providing integrated solutions which enhance profitability and customer service;

  Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
  Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2018/16/c3136.html

%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:55e 16-NOV-18